FROM : TO : 202 942 9624 2002,06-28 15:57 #811 P.01/03

冠軍科技集團
CHAMPION TECHNOLOGY

02 JUN 27 AM 11:58

28 June 2002

Securities & Exchange Commission, USA
Office of International Corporate Finance
Mail Stop 3-2
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.
(Fax: 1-202-9429624)

By fax & by mail

02042205

SUPPL

Re: Champion's File#82-3442

The enclosed announcement of Champion Technology Holdings Limited, whose shares are traded over-the-counter by means of American Depositary Receipts, is for your information.

Regards,

PROCESSED
JUL 01 2002
THOMSON
FINANCIAL

Shirley Ha

c.c. Karin Young, Rhonda Lee, Citibank, N.A. (By e-mail only)

Encl.

dw 6/28

CHAMPION TECHNOLOGY HOLDINGS LIMITED
冠軍科技集團有限公司
www.championtechnology.com
3/F Kantone Centre, No. 1 Ning Foo Street, Chai Wan, Hong Kong Tel (852) 2897 1111 Fax (852) 2558 3333
香港柴灣寧富街一號看通中心三字樓 電話 (852) 2897 1111 圖文傳真 (852) 2558 3333

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

CHAMPION TECHNOLOGY HOLDINGS LIMITED

(Continued in Bermuda with limited liability)

(the "Company")

Authorisation to issue shares

It is proposed to obtain from the shareholders (a) an authorisation to issue new shares pursuant to the Subscription Agreement; and (b) a general mandate to issue and deal in shares.

A circular giving details of the proposals and incorporating a notice of a special general meeting will be sent to shareholders, and for information only, warrantholders, shortly.

The Proposals

The directors of the Company refer to the announcement of the Company dated 23 May 2002 relating to a subscription agreement dated 22 May 2002 between the Company and Credit Suisse First Boston (Hong Kong) Limited in relation to the subscription of up to US$24 million 1.5 per cent. unlisted and unsecured convertible bonds due 2005 (the "Announcement"). Terms used herein shall have the same meanings as defined in the Announcement.

It was mentioned in the Announcement that shares to issued be on the exercise of conversion rights under the Bonds and the Subscription Right would be issued pursuant to the Existing General Mandate and that if the maximum number of shares which might be issued upon full conversion of the Bonds and the Subscription Right exceed the limit of the Existing General Mandate, the Company will seek shareholders' approval for such issue of Shares.

The directors now consider that it will be more efficient to obtain the prior authorisation of the shareholders for the issue of all shares pursuant to the Subscription Agreement (the "Authorisation"). Prior to the Authorisation being obtained, shares issuable under the Subscription Agreement will be issued pursuant to the Existing General Mandate.

Based on 569,168,123 Shares in issue as at 25 June 2002 and the assumption that the Subscription Right and the conversion rights in respect of the Bonds shall be exercised in full at the Fixed Conversion Price of HK$2.3635 per Share in respect of Tranche 1 Bonds and that the Base Price were HK$1.8908 :

(a) a total of 62,698,794 Shares would be issued upon full conversion of the Original Tranche 1 Bonds and the Additional Tranche 1 Bonds and the exercise in full of the Subscription Right in respect of the Original Tranche 1 Bonds and the Additional

Tranche 1 Bonds, representing approximately 11.02% of the Shares in issue and approximately 9.92% of the issued share capital of the Company as enlarged by such issue of Shares; and

(b) a total of 31,349,397 Shares would be issued upon full conversion of the Tranche 2 Bonds and the exercise in full of the Subscription Right in respect of the Tranche 2 Bonds, representing approximately 5.51% of the Shares in issue and approximately 4.95% of the issued share capital of the Company as enlarged by such issue of Shares.

Based on the aforesaid information and assumptions, a total of 94,048,191 Shares would be issued pursuant to the full conversion of the Bonds and the exercise in full of the Subscription Right, representing approximately 16.53% of the Shares in issue and approximately 14.18% of the issued share capital of the Company as enlarged by such issue of Shares.

As the issue of the Tranche 2 Bonds is at the option of the Company subject to the terms and conditions of the Subscription Agreement, the Company will make announcement if it decides to exercise such option. The Company will comply with the public float requirement under the Listing Rules.

It is also proposed to grant a general mandate to the directors to allot, issue and deal with shares of the Company not exceeding 20 per cent. of the aggregate of (a) the issued share capital of the Company in issue on the date of the passing of the resolution; and (b) the number of shares which are issued pursuant to the Subscription Agreement at the time of exercise of such mandate (the "Mandate").

The proposed Mandate will provide flexibility to the Company to raise fund by issue of shares efficiently. Subject to market condition, the directors of the Company intend to exercise the Mandate if suitable opportunity arises.

Information for shareholders

A circular giving details of the proposals and incorporating a notice of a special general meeting will be sent to shareholders, and for information only, warrantholders, shortly.

By Order of the Board
Paul Kan Man Lok
Chairman

Hong Kong, 27th June 2002

Please also refer to the published version of this announcement in the The Standard.